UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 28, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Furiex Pharmaceuticals, Inc.

File No. 1-34641 - CF#24730

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Furiex Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on February 24, 2010.

Based on representations by Furiex Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through June 1, 2013
Exhibit 10.6	through November 16, 2019
Exhibit 10.7	through November 16, 2019
Exhibit 10.8	through November 16, 2019
Exhibit 10.9	through November 16, 2019
Exhibit 10.10	through December 26, 2013
Exhibit 10.11	through July 13, 2015
Exhibit 10.12	through December 18, 2013
Exhibit 10.13	through December 15, 2016
Exhibit 10.14	through November 29, 2017
Exhibit 10.15	through February 11, 2019
Exhibit 10.16	through March 17, 2015
Exhibit 10.17	through April 21, 2015
Exhibit 10.18	through March 17, 2015
Exhibit 10.19	through January 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel